Via Edgar and Facsimile

September 23, 2008

Ms. Linda Cvrkel

Branch Chief – Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

RE:	Dollar Thrifty Automotive Group, Inc.
Form 10-K for the year ended December 31, 2007
Filed February 29, 2008
File No. 001-13647 (2007 Form 10-K)

Dear Ms. Cvrkel:

This letter sets forth the response to the comments contained in the Staff’s letter, dated September 9, 2008, regarding the above filing.

Form 10-K for the year ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

-Results of Operations

1.

We note your disclosure that part of the other revenue decrease in 2007 was due to a decrease in the market value of investments in the Company’s deferred compensation and retirement plans of $13.9 million, which is offset in selling, general and administrative expenses. Please tell us why you believe it is appropriate to record these changes in the market valuation of investments as “other revenue”. Also, please explain to us why the amounts are offset in selling, general and administrative expenses and why you believe this gross presentation is appropriate. We may have further comment upon receipt of your response.

Response to Comment 1: The Company’s deferred compensation and retirement plans (the “Plans”), which are defined contribution plans, are held in a Rabbi Trust. Therefore, the Company applies the guidance of Emerging Issues Task Force 97-14, “Accounting for Deferred Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust and Invested” (“EITF 97-14”). The Company’s Plans more specifically relate to the Plan D scenario under the guidance of EITF 97-14 wherein the plan permits diversification and the employee has diversified its investments in the Rabbi Trust. Since these Plans are non-qualified and the corresponding assets are held in a Rabbi Trust, the asset related to the investment in the Plans is recorded on the Company’s books and the associated liability related to the Company’s obligation to the specific employees who are participants under the Plans is likewise recorded on the Company’s books. Under the guidance in EITF 97-14 covering the scenario for Plan D, the Company applies the guidance of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”), in accounting for the Rabbi Trust assets. Due to the employees’ ability to direct their investments, the Company properly classifies the Rabbi Trust investments as trading securities and records the assets at fair value with any corresponding unrealized gain or loss being reflected in earnings as required by paragraph 13.

Based on the Plan D option under EITF 97-14, the Company’s liabilities related to the Plans are adjusted to the Rabbi Trust assets’ fair value with the changes reflected as a charge (or credit) to compensation cost. Since the related compensation cost is included in Selling, General and Administrative (“SG&A”) expense in determining Income Before Income Taxes, which is similar to income from operations, in the Company’s Income Statement, the Company’s policy is to present the fair value changes in the Rabbi Trust assets in Other Revenues. This presentation has no net effect on income from operations while maintaining transparency for the extent of fair value changes of the Rabbi Trust assets and related Plans’ liabilities for the periods presented in the Company’s Income Statement. The Company also specifically discusses these fair value changes in Other Revenues and SG&A and the inter-relationship of this activity in Management’s Discussion and Analysis of Financial Condition and Results of Operation.

The Company has consistently applied this method of income statement presentation. In the absence of guidance in EITF 97-14 and SFAS No. 115 regarding specific income statement captions for presentation purposes, the Company believes the gross presentation as Other Revenue and SG&A expense in the Income Statement for the changes in fair value of the Rabbi Trust assets and related Plans’ liabilities is appropriate.

-Liquidity and Capital Resources, page 35

2.

In future filings please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Response to Comment 2: The Company acknowledges the guidance in paragraph 303(a) of Regulation S-K. The Company will provide in future filings, beginning with the Form 10-K for the year ending December 31, 2008 (“2008 Form 10-K”), the three year disclosure of the total cash provided from/used by operating, investing and financing activities and any other relevant liquidity information.

-Critical Accounting Policies and Estimates, page 40

3.

We note from your balance sheet that the most significant assets as of December 31, 2007 and 2006 are revenue earning vehicles. Please consider revising your Critical Accounting Policies and Estimates section in future filings to include a discussion of the assumptions and estimates used by management in determining the recoverability of these assets. Your disclosure should address the following areas:

•	Types of assumptions underlying the most significant and subjective estimates;
•	Sensitivity of those estimates to deviations of actual results from management’s assumptions; and
•	Circumstances that have resulted in revised assumptions in the past.

Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Response to Comment 3: The Company believes that it has complied with the considerations mentioned above related to revenue-earning vehicles in the Critical Accounting Policies and Estimates section under the paragraph that begins with “Vehicle depreciation expense”, copied from the 2007 Form 10-K below for your convenience:

Vehicle depreciation expense – The Company generally purchases 50% to 60% of its vehicles as Program Vehicles for which residual values are determined by depreciation rates that are established and guaranteed by the manufacturers. The remaining 40% to 50% of the Company’s vehicles are purchased without the benefit of a manufacturer residual value guaranty program. For these Non-Program Vehicles, the Company must estimate what the residual values of these vehicles will be at the expected time of disposal to determine monthly depreciation rates by reviewing the projected market value for the vehicles at expected date of disposition as well as the overall outlook for the used car market. The Company continually evaluates estimated residual values. Differences between actual residual values and those estimated by the Company result in a gain or loss on disposal and are recorded as an adjustment to depreciation expense. The average life of the Non-Program Vehicles is seven to nine months. Many factors affect the market value of used cars including increasing use of incentives by automobile manufacturers for new vehicles, limited or excess supply of used vehicles and overall economic conditions. The likelihood that the Company’s estimates could materially change is possible due to the volatility of the used car market. A one percent change in the expected residual value of Non-Program Vehicles sold during 2007 would have impacted vehicle depreciation expense, net by $8.2 million.

The balance sheet line item Revenue-Earning Vehicles includes Program Vehicles and Non-Program Vehicles. The discussion above, related to vehicle depreciation expense, covers assumptions used by the Company in determining the value of primarily Non-Program Vehicles. In future filings, beginning with the 2008 Form 10-K, the Company will modify the caption of this critical accounting policy to “Revenue-earning vehicles and related vehicle depreciation expense.” We will also add information addressing the Company’s evaluation of the collectibility of receivables from manufacturers that provide Program Vehicles under the terms of both the guaranteed depreciation and repurchase programs. No losses have been recognized historically by the Company as the result of a manufacturer not complying with the terms of a Program Vehicle program.

Audited Financial Statements

Statement of Stockholders’ Equity and Comprehensive Income, page 47

4.

We note that during the years ended December 31, 2007, 2006 and 2005 you issued common shares for director compensation. Please tell us and disclose in the notes to future filings, how you determined or calculated the value of the shares issued in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how “fair value” was determined. Also, please tell us why it appears from the statement of cash flows that the common shares issued for director’s compensation are included in the $1,669,000 “issuance of common shares” amount which is presented as a cash inflow on the statements of cash flows. Your response should clearly indicate whether cash was received in connection with these transactions, as your cash flow statement indicates. If cash was not received, please revise your consolidated statements of cash flows to exclude any non-cash transactions in accordance with the guidance in paragraph 32 of SFAS No.95.

Response to Comment 4: The Company issues common shares to its Board of Directors for attendance at Board of Director and committee meetings. The fair value of these common shares is determined based on the closing market price of the Company’s common shares at the specific date on which the shares were earned and is recorded as a liability on the Company’s books until they are issued. In future filings, beginning with the 2008 Form 10-K, the Company will include disclosure of this method.

For the shares issued to the Board of Directors in 2007, the value was $573,000. This amount is properly reflected in the Company’s Statement of Stockholders’ Equity and Comprehensive Income. The issuance of the common shares to the Board of Directors is a non-cash activity as reflected in the Supplemental Disclosures of Non-cash Activities. However, the $573,000 was incorrectly included in the cash received related to issuance of common shares totaling $1,669,000 in the financing activities on the Company’s Statements of Cash Flows. This error was unintentional, and that amount should have been excluded from the Issuance of Common Shares line item in financing activities and from the change in the Accrued Liabilities line item in operating activities as a non-cash activity.

The adjustment of the $573,000 would be a 0.3% change to financing activities and a 0.1% change to operating activities for 2007. Due to the clearly immaterial nature of the unintentional error, the Company intends to prepare all future filings to properly reflect the non-cash activity and will not restate the financial statements included in the Form 10-K for the year ended December 31, 2007 (“2007 Form 10-K”). The Company acknowledges that the non-cash transaction should have been presented according to the guidance in paragraph 32 of SFAS No. 95.

5.

We note from your disclosure in the statement of cash flows and in Note 13 that you recognized compensation costs of $7,682,000 during 2007 related to LTIP awards. Please provide us with the details of the components of this expense and explain to us why this amount does not appear to agree to the amounts recorded as additional capital in the statement of stockholders’ equity for 2007.

Response to Comment 5: The Company recognized compensation expense of $7,682,000 during 2007 related to the Company’s performance share and restricted stock plans. The performance share plan is accounted for under the guidance of SFAS No. 123(R) and totals $6,668,000 of expense in 2007. The restricted stock plan is also accounted for under the guidance of SFAS No. 123(R) and totals $1,014,000 of expense in 2007. The combination of these two amounts totals $7,682,000 as reflected in the Company’s Statements of Cash Flows.

In the Statement of Stockholders’ Equity and Comprehensive Income, the restricted stock total of $1,014,000 is separately reflected. The Company presented the performance share related amount of $5,317,000 in the Statement of Stockholders’ Equity and Comprehensive Income as a net amount, which is comprised of the following 1) $6,668,000 increase in Additional Capital attributable to the corollary compensation expense recorded in 2007; 2) $1,351,000 reduction in Additional Capital since amounts reported in Additional Capital are net of minimum statutory tax withholding requirements. Such presentation is consistent with paragraph 35 of SFAS No. 123R. The Company has remitted the applicable taxes to the respective tax jurisdictions and, therefore, these taxes are not included in the Company’s accrued liabilities at December 31, 2007. In the Company’s Statement of Cash Flows, the Company’s remittance of minimum statutory tax withholdings should be reflected as a financing activity cash outflow. The Company made an unintentional error in presenting the $1,351,000 outflow in the operating activities section of the Statement of Cash Flows as a change in Accrued Liabilities for 2007 rather than presenting such amount in cash flows from financing activities. The adjustment of $1,351,000 would be a 0.7% change to financing activities and a 0.3% change to operating activities for 2007. Due to the clearly immaterial nature of this unintentional error, the Company intends to prepare all future filings to properly reflect the remittance of these minimum tax withholdings as a financing activity and will not restate the financial statements included in the 2007 Form 10-K. For the Staff’s information, the Company also noted the same circumstance for 2006 with a similar quantitative impact on the Statement of Cash Flows that is clearly immaterial. There is no such circumstance for 2005. Please refer to Footnote 2 of the Notes to Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data for the Company’s disclosure of additional details relating to the performance share and restricted stock plans.

Notes to the Financial Statements

-General

6.

We note from your disclosures earlier in the filing and from the disclosures in Note 2 to your financial statements that your revenue consists of both company owned and franchisee revenue. Please revise future filings to include the disclosures required by paragraphs 20-23 of SFAS 45 with respect to your franchise operations. These disclosures include:

•

The nature of all significant commitments and obligations resulting from franchise agreements, including a description of the services that the franchisor has agreed to provide for agreements that have not yet been substantially performed.

•	Initial franchise fees shall be segregated from other franchise fee revenue if they are significant.
•

Revenue and costs related to franchisor-owned outlets shall be distinguished from revenue and costs related to franchised outlets when practicable. That may be done by segregating revenue and costs related to franchised outlets. If there are significant changes in franchisor-owned outlets or franchised outlets during the period, the number of (a) franchises sold, (b) franchises purchased during the period, (c) franchised outlets in operation, and (d) franchisor-owned outlets in operation shall be disclosed.

Response to Comment 6: For 2007, the Company’s Total Revenues of $1.761 billion is comprised of $1.694 billion related to franchisor-owned outlets and $0.067 billion related to franchised outlets. The franchised outlets represent only 3.8% of the Company’s Total Revenues. Consequently, the Company believes the disclosures are not required due to insignificance of the revenues from franchised outlets as permitted under the requirements of paragraphs 20-23 of SFAS No. 45. This guidance also requires disclosure of the nature of all significant commitments and obligations resulting from franchise agreements, including a description of the services that the franchisor has agreed to provide for agreements that have not yet been substantially performed. Services rendered to franchisees are billed and paid for in arrears. Therefore, there were no significant commitments or obligations resulting from franchise agreements at December 31, 2007.

Initial fees related to franchise operations totaled $190,000 for the year ended December 31, 2007. The Company did not segregate initial franchise fees from other franchise fees due to immateriality.

The Company does not distinguish the revenues and costs related to franchisor-owned outlets from revenues and costs related to franchised outlets due to insignificance as discussed above.

7.

We note from your disclosure on pages 10-11 of the Business section of your filing that you rely on generating a significant portion of your revenue through the Internet and your website, and in 2007 you launched a new version of dollar.com. Please tell us, and disclose in future filings, how you account for any website development costs. Please refer to the guidance in EITF 00-02.

Response to Comment 7: As requested, future filings, beginning with the 2008 Form 10-K, will disclose the Company’s accounting for website development costs. The Company believes that it has complied with the requirements of EITF 00-02 and SOP 98-1. The Company understands the requirements of these standards to evaluate the nature of the activity (i.e. planning, development, operating) and impact on functionality in determining whether to capitalize these costs or expense as incurred. During 2007, the Company updated its existing dollar.com website. Website updates are typically performed every twelve to eighteen months in order to keep the website functional and are considered maintenance activities. The Company reviewed the nature of the dollar.com update and concluded it would not result in additional functionality or features. Therefore, all costs related to the update were expensed as incurred. In addition, the total costs of the update were immaterial to the Company’s results of operations. The Company will continue to monitor updates before they commence to determine whether they will result in additional functionality or features, in which case they will be capitalized. Additionally, we direct you to our discussion in response to comment no. 10 regarding application of SOP 98-1. The proposed disclosure will be included within Note 2 of the financial statements under the Intangible Assets caption and is as follows:

The Company capitalizes qualifying internal-use software development, including Web site development, incurred subsequent to the completion of the preliminary project stage in accordance with SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use and EITF 00-02, Accounting for Web Site Development Costs. Development costs are amortized over the shorter of the expected useful life of the software or five years. Costs related to planning, maintenance and minor upgrades are expensed as incurred.

Note 2. Summary of Significant Accounting Policies

Accounts Payable, page 51

8.

We note from the disclosure included in Note 2 that you have included book overdrafts totaling $16,333,000 and $21,491,000, respectively in accounts payable at December 31, 2007 and 2006, respectively. We also note from your statements of cash flows that you have included changes in accounts payable as cash flows from operating activities in your consolidated statements of cash flows. In future filings, please revise your statements of cash flows to reflect changes in book overdrafts as cash flows from financing activities as required by TPA 1300.15.

Response to Comment 8: The Company believes that the requirements of TPA 1300.15 are not applicable to the Company’s book overdrafts. TPA 1300.15 addresses a situation where a company is in a true overdraft situation with a bank by having checks presented that are in excess of the balance in its account (and the account is not a zero-balance account that sweeps from another account that has sufficient funds)

resulting in an overdraft not only on the company’s books, but also on the bank’s books. Consequently, the bank has effectively loaned a company money and therefore changes to such an overdraft position would correctly be handled as cash flows from financing activities in a company’s statement of cash flows. This situation contrasts with the Company’s fact pattern of a zero-balance account process in which we have outstanding checks that have not been presented for payment to the bank and consequently result in book overdrafts at December 31, 2007 and 2006 for the Company. Therefore, the Company’s presentation within operating activities on the Statements of Cash Flows is considered appropriate and in compliance with the requirements of SFAS No. 95. The Company will monitor all overdrafts and if there is an actual bank overdraft, the Company will follow the guidance in TPA 1300.15. In future filings, beginning with the 2008 Form 10-K, the Company will modify its disclosure under the accounts payable caption within Note 2 of the financial statements. The proposed disclosure is as follows:

Accounts Payable – Book overdrafts, which represent outstanding checks not yet presented to the bank, of $X,XXX,XXX and $16,333,000 are included in accounts payable at December 31, 2008 and 2007, respectively. These amounts do not represent bank overdrafts, which would constitute checks presented in excess of cash on hand, and would be effectively a loan to the Company.

Note 4. Acquisitions, page 56

9.

We note from your disclosure that at December 31, 2007 you had recognized an unamortized intangible asset for reacquired rights totaling $69,201,000. Please explain to us how you determined or calculated the value of the amounts recorded as reacquired franchise rights during each of the years ended December 31, 2007 and 2006 and explain to us why you believe this intangible asset has an indefinite life. Also, as required by paragraph 8 of EITF 04-01, please tell us, and disclose in the notes to the financial statements in future filings, the amount of the settlement of the preexisting relationship, if any, and the valuation method used to determine the settlement amount, and the amount of any settlement gain or loss recognized and its classification in the statement of operations.

Response to Comment 9: Beginning in 2003, the Company entered into a formal strategy to reacquire its franchisees and operate them as corporate locations. Prior to adoption of EITF 04-1,“Accounting for Preexisting Relationships between the Parties to a Business Combination” (“EITF 04-1”) in 2005, the Company recorded the excess cost, which essentially comprised the reacquired franchise right, to Goodwill in accordance with SFAS No. 141, “Business Combinations” and considered it an indefinite lived asset under SFAS No. 142, “Goodwill and Other Intangibles” (“SFAS No. 142”). The Company recorded approximately $113 million to goodwill related to reacquired franchises during 2004 and 2003 combined.

Upon adoption of EITF 04-1 beginning in 2005, the Company concluded that the reacquired franchise right comprised a territorial right to the trade name that has an inherent indefinite life. The guidance of SFAS No. 142 states that an asset’s useful life shall be considered indefinite if no legal, regulatory, contractual, competitive, economic or other factors limit the assets useful life (paraphrased from guidance in paragraph 11 of SFAS No. 142). The Company’s strategy is to reacquire its locations previously franchised and operate them indefinitely as corporate locations. Therefore, the franchise rights/trade names that the Company reacquired through these transactions do not have a finite period constraint. Since the trade names of the Company and territories where the locations were reacquired have an inherent indefinite life and there are no economic, legal, regulatory or other factors that limit the useful life, the Company determined that applying an indefinite life for the reacquired franchise rights was appropriate under SFAS No. 142 and EITF 04-1.

The Company uses the excess earnings method to determine the fair value of the reacquired franchise rights. Under this method, the Company used an enterprise value model based on the development of a discounted cash flow projection over a reasonable planning horizon period of five years combined with a discounted terminal value calculation. For each of these transactions, the estimated fair value derived from the discounted cash flow projections and terminal value typically exceeded the purchase price that remained after allocations to any tangible assets and liabilities assumed in each of the acquisitions. Therefore, the book basis allocated to the reacquired franchise rights typically represented this remaining purchase price in accordance with SFAS No. 141. In 2007 and 2006, the Company reacquired several former franchisee locations, including the franchise rights, that had a combined fair value of approximately $30 million and $34 million, respectively, using the valuation method discussed above.

The Company reviews each reacquisition of its franchisees on an individual basis to determine if any arrangements exist that may constitute executory contracts upon which the settlement of a preexisting relationship would need to be accounted for and specifically disclosed. The Company believes these acquisition contracts that include the reacquired right includes terms that were not deemed favorable nor unfavorable when compared to pricing for current market transactions for the same or similar items. There were no contractual disputes with the seller/franchisees arising from the parties preexisting relationship. Consequently, for 2007 and 2006, the Company did not have a settlement of a preexisting relationship nor did the Company have any settlement gain or loss. Therefore, there were no such amounts to disclose. In future filings, the Company will disclose that no such amounts existed.

Note 8. Intangible Assets, page 59

10.

We note from your disclosure in Note 8 that software and other intangible assets increased during 2007. Please explain to us the nature of the intangible assets which were recorded and the related transactions that occurred during 2007. If software was capitalized during 2007 or 2006, please tell us if the software is for internal use. If so, please tell us, and disclose in the notes to the financial statements in future filings, how you comply with the guidance in SOP 98-1 in accounting for software developed or obtained for internal use.

Response to Comment 10: At December 31, 2007, software and other intangible assets consisted of capitalized software projects designed for internal use that were in the application development stage or represent completed projects. The Company believes that it has complied with the requirements of SOP 98-1. This guidance requires that all costs incurred during the preliminary project phase be expensed as incurred, costs incurred to develop internal-use computer software phase during the application development stage be capitalized, and all training and maintenance costs should be expensed as incurred. In future filings, beginning with the 2008 Form 10-K, the Company will disclose its method of accounting for software developed or obtained for internal use. See proposed disclosure in response to comment no. 7 above.

Selected Quarterly Financial Data (Unaudited), page 76

11.

Please revise future filings to disclose the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Response to Comment 11: As requested, future filings, beginning with the 2008 Form 10-K, will disclose the nature of any unusual or infrequent items that impacted the Company’s quarterly results of operations for the periods presented, if applicable. For example, in the Company’s Form 10-K for the year ended December 31, 2008, the Company will disclose the write-off of goodwill and other intangible assets that occurred during the first quarter of 2008.

Schedule II Valuation and Qualifying Accounts, page 77

12.

We note that during 2007 and 2006 you recorded significant deductions to the allowance for doubtful accounts. Please explain to us, and disclose in MD&A in future filings, the reasons for these significant deductions.

Response to Comment 12: The deductions in the allowance for doubtful accounts for both 2007 and 2006 relate to write-offs of balances owed from terminated franchisees that were fully reserved by the Company. In 2006, three franchisees’ balances subject to write-off totaled approximately $9.9 million, with the remainder of the write-off constituting another eight franchisees’ receivable balances that were fully reserved. In 2007, two franchisees’ balances subject to write-off totaled approximately $5.0 million. As requested, future filings, beginning with the 2008 Form 10-K, will provide the following disclosure within Schedule II-Valuation and Qualifying Accounts:

The “deductions” column of allowance for doubtful accounts represents write-offs of fully reserved franchisee accounts receivable.

Form 10-Q for the quarter ended March 31, 2008

Note 7. Intangible Assets

Note 8. Goodwill

13.

We note your disclosure that during the first quarter ended March 31, 2008 you performed an impairment analysis on reacquired franchise rights and goodwill and determined that an impairment should be taken for the full amount of both these assets. In light of the fact that you performed an impairment analysis on these assets in December 2007 and determined that no impairment was necessary, please tell us the nature of any events or changes in circumstances that occurred during the first quarter ended March 31, 2008 that changed your impairment analysis for each of these assets. As part of your response, please provide us the significant assumptions used by management in both the first quarter analysis and the analysis performed in December 2007. Also, please explain to us why you believe that both the reacquired franchise rights and goodwill were appropriately stated at December 31, 2007.

Response to Comment 13:

Goodwill

The Company had performed its annual goodwill impairment assessment at May 31, 2007, but based on a downward trend in the Company’s stock price and the resultant reduction in the Company’s market capitalization along with a very challenging operating environment that began in the fourth quarter of 2007, the Company performed another impairment analysis for goodwill as of December 31, 2007. In performing this analysis, the Company used an income-based approach using five- and ten-year discounted cash flow projections for the Company along with a discounted terminal value compared to the carrying value of the Company’s equity including goodwill. At December 31, 2007, the Company’s ten-year discounted cash flow projections exceeded the carrying value of the Company’s equity by a range of $546 million to $1.687 billion, depending upon the method used and the assumption of EBITDA multiple used. As part of the Company’s evaluation of goodwill impairment, the Company reconciled the income-based approach to its common equity value, which is based on the Company’s stock price at December 31, 2007 and application of a reasonable control premium of 30% (derived from market transactions) to the stock price (as calculated in the table below):

December 31, 2007 stock price		$23.68
X Common shares at 12/31/07	X	21,488,352
		$508,800,000
X Control premium (1+30%)	X	1.3
Calculated common equity value		$661,400,000

Carrying value of equity		$578,900,000

Excess of common equity value over carrying value of equity		$82,500,000

This common equity value was then compared to the carrying value of the Company’s equity including goodwill and the common equity value clearly exceeded the carrying value, which supported the conclusion reached from the income-based approach used for step 1 of the impairment analysis discussed in paragraph 19 of SFAS No. 142. Based on the foregoing, goodwill was not impaired at December 31, 2007 and consequently, the second step of the impairment analysis was unnecessary. However, in order to provide financial statement users with a transparent understanding of the risk of goodwill impairment in future periods, the Company determined that it would be appropriate to include additional “early warning” disclosure in its 2007 Form 10-K (discussed further below).

During the first quarter of 2008, the Company’s stock price continued to be depressed and deteriorated further as news of further economic declines arose, including airlines reducing capacity and increasing oil prices leading to higher fuel costs. The Company continued to monitor goodwill for impairment during the first quarter of 2008 and performed another impairment analysis at March 31, 2008 using income and market factors similar to that described above with updated operating assumptions and stock price and control premium compared to the reasonable assumptions applied at December 31, 2007. The Company performed the analysis using the income-based approach noting that the Company’s ten-year discounted cash flow projections exceeded the carrying value of the Company’s equity by a range of $248 million to $455 million, depending upon the method used and the assumption of EBITDA multiple used. The analysis at March 31, 2008 revealed a significant deterioration in the excess of cash flows over the recorded carrying value of equity when compared to the December 31, 2007 analysis, principally caused by declining operating conditions in the first quarter 2008 along with more visibility with respect to the Company’s forecasted results for the remainder of 2008.

The Company also performed a reconciliation of the income-based approach to the Company’s market capitalization that considered the Company’s stock price at March 31, 2008, which had significantly declined since December 31, 2007. After applying a reasonable control premium of approximately 30% to the stock price, the Company’s fair value of common equity did not exceed its carrying value of its net equity. This represented an indication that goodwill was impaired in applying step 1 of the impairment analysis. The Company’s stock price was viewed to be the best indication of the fair value of the Company as referenced in paragraph 23 of SFAS No. 142, after applying a reasonable control premium to the stock price. The Company engaged an independent valuation specialist to review the overall valuation and control premium applied as well as assist with step 2 of the goodwill impairment analysis, if necessary. Upon review by the independent valuation specialist, it was determined that goodwill was impaired and the step 2 analysis was initiated. Due to the weak economic conditions and credit market crisis, there was increased pressure on the Monolines that insured the Company’s debt facilities. As a result of the Monoline pressures among other factors, the fair value of the Company’s debt facilities was significantly discounted at March 31, 2008. The combination of the low market values of the Company’s stock and the discount on the Company’s debt facilities resulted in a significantly decreased overall enterprise value being used to allocate fair value under step 2 of SFAS No. 142. Based on performing this step 2 impairment analysis of goodwill with the assistance of an independent valuation specialist, the Company recorded a full write-off of the $281 million of goodwill existing on the Company’s balance sheet at March 31, 2008. In addition, the Company tested its long-lived amortizable assets for impairment under the guidance of SFAS No. 144 prior to performing its impairment analysis on intangible assets under the guidance of SFAS No. 142 and noted no impairment for these long-lived assets at March 31, 2008 under step 1 of SFAS No. 144 based on projected undiscounted cash flows.

Intangible Assets (Reacquired Franchise Rights)

Under the guidance of EITF 04-1, indefinite lived assets should be tested for impairment on at least an annual basis. The Company had performed its annual impairment assessment on reacquired franchise rights at May 31, 2007. Based on a challenging operating environment and in conjunction with the Company’s additional goodwill impairment analysis at December 31, 2007, the Company performed an additional impairment analysis on the reacquired franchise rights individually using an income-based approach which was a five year discounted cash flows combined with a discounted terminal value. The discounted cash flows and terminal value were compared to the carrying value of the reacquired franchise rights to determine if any impairment existed. The Company’s impairment analysis by relevant location applied similar assumptions that were used for the Company–wide operating cash flow projections applied in the income-based approach for the goodwill impairment analysis at December 31, 2007 discussed above. The Company noted no impairment of any of the individual reacquired franchise rights at December 31, 2007. As discussed above, at December 31, 2007, we also noted that the implied market capitalization of the Company exceeded the carrying value of the Company’s net assets (inclusive of the reacquired franchise rights intangible assets).

Along with re-evaluating goodwill for impairment at March 31, 2008, the Company performed an additional analysis of impairment on reacquired franchise rights due to weakening economic conditions during the first quarter of 2008 as discussed above in addition to strong indicators of impairment of the reacquired franchise rights based on the step 2 valuation performed by the independent valuation specialist for the Goodwill impairment analysis at March 31, 2008. Using an income-based approach that applied updated operating assumptions and stock price information at March 31, 2008, the Company performed its updated analysis for each of the locations with reacquired franchise rights. The Company’s analysis did not support the recoverability of the reacquired franchise rights for each of the locations and resulted in a full write-off of $69 million of these intangible assets on the Company’s balance sheet at March 31, 2008.

The Company believes that goodwill and reacquired franchise rights were appropriately stated on the Company’s balance sheet at December 31, 2007 based on the aforementioned analyses performed by the Company that used market prices and operating assumptions based on factors present at the reporting date. The Company’s significantly declining stock price along with further declining cash flows due to accelerating fleet costs and a volatile operating environment that was expected to persist together affected the Company’s forecasted results and were the principal factors affecting the Company’s analyses at March 31, 2008, which indicated impairment. The Company did disclose in the Critical Accounting Policies and Estimates section of MD&A and within Note 9 to the financial statements in the 2007 Form 10-K that management would continue to monitor goodwill and other intangibles (reacquired franchise rights) on a more frequent basis.

Management’s Discussion and Analysis

-Three Months Ended March 31, 2008 Compared with Three Months Ended March 31, 2007

14.

We note your disclosure that the increase in direct vehicle and operating expenses in the first quarter of 2008 was partially due to $1.3 million of litigation settlements charged as expense due to the settlement of two legal cases during the first quarter of 2008. In light of the fact that it appears an accrual was not recorded for these cases as of December 31, 2007, please tell us the nature of these legal cases including the status of these cases at December 31, 2007 and the facts and circumstances that changed between December 31, 2007 and March 31, 2008. As part of your response, please explain why you do not believe it was appropriate to accrue for this litigation as of December 31, 2007.

Response to Comment 14:

The Company believes it has complied with SFAS No. 5. The first of these cases involved an employee claim of discrimination due to disability in violation of the Americans with Disabilities Act and Nevada State Law, and alleged negligence, negligent hiring, retention and supervision, resulting in physical injuries and emotional distress. The Company’s primary position was that any injuries sustained by the plaintiff were attributable to a prior condition or, in the alternative, were sustained while on the job and therefore were properly asserted as a worker’s compensation claim. At December 31, 2007, management determined that it was not probable that it would incur a loss in this matter and that any possible loss would not be material. The trial was set for April 9, 2008. On March 11, 2008, the court granted the plaintiff’s motion to exclude the Company’s defense based on the availability of a remedy in the form of a worker’s compensation claim. As a result of this ruling that occurred subsequent to filing the 2007 Form 10-K, management determined that it was then probable that the plaintiff could prevail on some of their claims, and the case was settled for $1.1 million on March 29, 2008. Consequently, the settlement was properly recorded as an expense in the Company’s Statement of Operations for the quarter ended March 31, 2008.

The second case involved a complaint for violation of wage and hour laws, allegations that the Company failed to provide and/or compensate the plaintiff for meal and rest periods, failed to reimburse the plaintiff for uniform maintenance, among other claims. The lawsuit was filed on September 23, 2007. At December 31, 2007, no loss was accrued as discovery had not yet commenced and management determined that it was not probable that the Company would incur a loss in this matter and that any probable loss was not reasonably estimable. This matter was disclosed in the 2007 Form 10-K as this was a class action lawsuit where a material loss might ultimately be incurred, depending on the size of the class and other factors that cannot be determined in the early stages of the case. On March 31, 2008, the parties settled the claims, pending the court’s approval of the class action settlement, for $155,000.

Form 8-K dated August 5, 2008

15.

We note your use of the non-GAAP financial measure Corporate EBITDA. Because this measure excludes amounts that are not considered in the definition of an EBITDA measure (i.e., change in the fair value of derivatives, goodwill impairment, etc.) we believe this measure would be more appropriately titled “Corporate Adjusted EBITDA”. See Question 14 of the FAQ Regarding the Use of Non-GAAP Financial Measures issued by the SEC Staff on June 13, 2003. Please revise future filings accordingly. Also, in light of your disclosure that you believe this is important because it provides investors with a supplemental measure of the Company’s liquidity, it appears you utilize this measure as a liquidity measure rather than a performance measure. As a result, you should therefore reconcile the measure to operating cash flows rather than net income since operating cash flows would be the most comparable GAAP financial measure. Additionally the amounts reflected in the three major categories of cash flows from the statement of cash flows should also be presented when a non-GAAP liquidity measure such as “Corporate EBITDA” is presented. See Question 12 of the FAQ Regarding the Use of Non-GAAP Financial Measures issued by the SEC Staff on June 13, 2003. Please revise future filings accordingly.

Response to Comment 15: As requested, the Company will title the non-GAAP financial measure Corporate EBITDA to read “Corporate Adjusted EBITDA” in future filings. The Company uses the Corporate Adjusted EBITDA measure as a measure of liquidity because the calculation is consistent with the financial covenants of the $600 million credit agreement dated June 15, 2007. The Company has concluded net income is the most comparable GAAP financial measure because of the definition of Corporate Adjusted EBITDA, as defined in the credit agreement. Since the Company is following the presentation required under our credit agreement, we consider the deviation from the guidance in Question 12 of the FAQ Regarding the Use of Non-GAAP Financial Measures as reasonable based on the facts and circumstances. Therefore, the Company will modify the Corporate Adjusted EBITDA disclosure in future filings to read “The Company believes Corporate Adjusted EBITDA is important as it is utilized in the calculation of financial covenants in the Company's credit agreement and provides investors with a supplemental measure of the Company's liquidity by adjusting earnings to exclude non-cash items consistent with the requirements in the Company’s financial covenants.” As requested, the Company will also reconcile the Corporate Adjusted EBITDA to operating cash flows along with presenting the amounts reflected in operating, investing and financing activities in the statement of cash flows when non-GAAP liquidity measures are presented in future filings, beginning with the Company’s reported results for the quarterly period ending September 30, 2008.

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As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have questions with regard to this letter, please contact me via telephone at (918) 669-2288 or fax at (918) 669-2970. Your review of our responses at your earliest convenience is appreciated.

Sincerely,

/s/ Scott L. Thompson

Scott L. Thompson

Chief Financial Officer